SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)


                            GOLDEN TELECOM, INC.
 ------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
 ------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 38122G107
                -------------------------------------------
                               (CUSIP Number)

                               CONNIE HELYAR
                         CAVENDISH NOMINEES LIMITED
                 C/O INTERNATIONAL PRIVATE EQUITY SERVICES
                      13-15 VICTORIA ROAD, PO BOX 431
                               ST. PETER PORT
                                  GY1 3ZD
                         GUERNSEY, CHANNEL ISLANDS
                              +44-1481-713-843
-------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              AUGUST 19, 2003
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAVENDISH NOMINEES LIMITED
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     |_|
                                                                (b)     |X| *
   ------- --------------------------------------------------------------------
     3     SEC USE ONLY
   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               GUERNSEY
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               NONE*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               1,845,769*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               NONE *
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               1,845,769*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,845,769*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                              |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.6%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               OO - LIMITED LIABILITY COMPANY
   ------- --------------------------------------------------------------------

*See Items 5 and 6 below

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               BARING VOSTOK PRIVATE EQUITY FUND LP1
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     |_|
                                                                (b)     |X|*
   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|
   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               GUERNSEY
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               395,343*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               395,343*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE *
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               395,343*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                               |X|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.4%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               PN
   ------- --------------------------------------------------------------------

*See Items 5 and 6 below

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               BARING VOSTOK PRIVATE EQUITY FUND LP2
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     |_|
                                                                (b)     |X|*
   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               GUERNSEY
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               643,756*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE *
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               643,756*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE *
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               643,756*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                               |X|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.3%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               PN
   ------- --------------------------------------------------------------------

*See Items 5 and 6 below

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               BARING VOSTOK PRIVATE EQUITY FUND LP3
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     |_|
                                                                (b)     |X|*
   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               GUERNSEY
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               439,766*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE *
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               439,766*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE *
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               439,766*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                               |X|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.6%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               PN
   ------- --------------------------------------------------------------------

*See Items 5 and 6 below

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               BARING VOSTOK FUND CO-INVESTMENT LP
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     |_|
                                                                (b)     |X|*
   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               GUERNSEY
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               12,620*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE *
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               12,620*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE *
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               12,620*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                               |X|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.05%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               PN
   ------- --------------------------------------------------------------------

*See Items 5 and 6 below

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               THE NIS RESTRUCTURING FACILITY LP
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     |_|
                                                                (b)     |X|*
   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               GUERNSEY
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               354,284*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE *
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               354,284*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE *
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               354,284*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                               |X|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.3%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               PN
   ------- --------------------------------------------------------------------

*See Items 5 and 6 below

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BARING VOSTOK FUND (GP) LP
      ------- -----------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     |_|
                                                                (b)     |X|*
   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               GUERNSEY
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER

      NUMBER OF
                               1,845,769*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE *
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               1,845,769*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE *
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,845,769*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                               |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.6%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               PN
   ------- --------------------------------------------------------------------

*See Items 5 and 6 below

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               BARING VOSTOK FUND MANAGERS LIMITED
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     |_|
                                                                (b)     |X|*
   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS*

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               GUERNSEY
   ----------------- ----- ----------------------------------------------------
                     7    SOLE VOTING POWER
      NUMBER OF
                               1,845,769*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               1,845,769*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,845,769*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                               |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.6%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               OO - LIMITED LIABILITY COMPANY
   ------- --------------------------------------------------------------------

*See Items 5 and 6 below

INTRODUCTORY STATEMENT

     This Amendment No. 3 relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Golden Telecom, Inc., a Delaware corporation ("Golden Telecom"). The principal executive offices of Golden Telecom are located at c/o Representation Office Golden Teleservices, Inc., 12, Trubnaya Ulitsa, Moscow, Russia 103045.


ITEM 2. Identity and Background
        -----------------------

     Item 2 is hereby amended by deleting the first three paragraphs of
Item 2 and replacing them in their entirety by the following:

     This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Statement") originally filed on May 21, 2001 by Cavendish Nominees Limited ("Cavendish"), Baring Vostok Private Equity Fund LP1 ("BVPE 1"), Baring Vostok Private Equity Fund LP2 ("BVPE 2"), Baring Vostok Private Equity Fund LP3 ("BVPE 3"), The NIS Restructuring Facility LP ("NIS Restructuring"), Baring Vostok Fund (GP) LP ("BVF") and Baring Vostok Fund Managers Limited ("BVF Managers"), as amended by Amendment No. 1 on
Schedule 13D/A filed on November 9, 2001 and Amendment No. 2 on Schedule 13D/A filed on September 12, 2002.

     Cavendish, a limited liability company organized and registered under the laws of Guernsey, is the nominee of each of Barings Vostok Fund Co-Investment LP ("BVFCI"), BVPE 1, BVPE 2, BVPE 3, and NIS Restructuring (collectively, the "LP Funds") with respect to the shares of Common Stock held by them and, in its capacity as nominee, is the named party to certain agreements relating to such shares (see Items 5 and 6 of the Statement, as amended and supplemented hereby). Each of the LP Funds is a limited partnership organized under the laws of Guernsey. BVF, a limited partnership organized under the laws of Guernsey, is the general partner of each of the LP Funds. BVF Managers, a limited liability company organized under the laws of Guernsey, is the general partner of BVF and an indirect wholly-owned subsidiary of ING Groep NV ("Parent"), a company organized under the laws of The Netherlands.

     BVPE 1, BVPE 2, BVPE 3, BVFCI, NIS Restructuring, BVF and BVF Managers are collectively referred to as the "Reporting Persons." The address of the principal office of each of the Reporting Persons other than BVF Managers is 13-15 Victoria Road, PO Box 431, St. Peter Port, GY1 3ZD, Guernsey, c/o International Private Equity Services. The address of the principal office of BVF Managers is 7 Gasheka Street, Ducat Place 11, Suite 750, Moscow 123056, Russia. The address of the principal office of Parent is Strawinskylaan 2631, 1077 ZZ Amsterdam, The Netherlands.


ITEM 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

     Item 3 is hereby amended by deleting the last paragraph thereof and replacing it with the following paragraph:

     "The disclosure set forth in Item 6 of this Statement is specifically incorporated by reference into this Item 3 in its entirety."


ITEM 4.     Purpose of Transaction
            ----------------------

     Item 4 is hereby amended by adding the following paragraph (b.1) after existing paragraph (b) thereof, and deleting existing paragraph (b) as of the Telenor Effective Date (as defined below):

     (b.1) On August 19, 2003, Golden Telecom entered into a share exchange agreement (the "Share Exchange Agreement") with Nye Telenor East Invest AS ("Telenor"), pursuant to which Telenor will acquire shares of Common Stock upon the satisfaction of certain conditions relating to such acquisition (the "Telenor Transaction"). In connection with the Telenor Transaction, Cavendish has entered into (i) the Successor Shareholders Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.17), which contains certain provisions relating to business combinations, transfers of shares of Common Stock, the nomination and removal of the directors of Golden Telecom and the approval of special transactions, (ii) the Successor Standstill Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.18), which contains certain provisions relating to proxy contests and the acquisition of shares of Golden Telecom and (iii) the Successor Registration Rights Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.19), which contains certain provisions relating to the registration of the Golden Telecom Common Stock under the U.S. Securities Act of 1933, as amended. In each case, these agreements are effective as of the effective date of the Telenor Transaction (the "Telenor Effective Date").

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

     Item 5 is hereby amended by deleting the entire text therein and replacing it with the following language:

     (a)(i) As of August 19, 2003, as disclosed to the Reporting Persons by Golden Telecom, there are an aggregate of 27,795,065 shares of Common Stock outstanding. As of the date hereof (i) BVPE 1 beneficially owns 395,343 shares of Common Stock, representing approximately 1.4% of the outstanding shares of Common Stock, (ii) BVPE 2 beneficially owns 643,756 shares of Common Stock, representing approximately 2.3% of the outstanding shares of Common Stock, (iii) BVPE 3 beneficially owns 439,766 shares of Common Stock, representing approximately 1.6% of the outstanding shares of Common Stock, (iv) BVFCI beneficially owns 12,620 shares Common Stock, representing approximately 0.05% of the outstanding shares of Common Stock and (v) NIS Restructuring beneficially owns 354,284 shares of Common Stock, representing approximately 1.3% of the outstanding shares of Common Stock. The aggregate of 1,845,769 shares beneficially owned by all of the LP Funds collectively represent approximately 6.6% of the outstanding shares of Common Stock.

     Due to their relationship with the LP Funds (see Item 2), as of the date hereof, BVF and BVF Managers beneficially own, and Cavendish may be deemed to beneficially own, 1,845,769 shares of Common Stock. Based on an aggregate of 27,795,065 outstanding shares of Common Stock, this would represent approximately 6.6% of the outstanding shares of Common Stock. Cavendish disclaims beneficial ownership of all Common Stock beneficially owned by the LP Funds, BVF and BVF Managers.

     Golden Telecom, OAO Rostelecom, a company organized in the Russian Federation ("RTK"), Alfa Telecom Limited, a company incorporated in the British Virgin Islands ("Alfa Telecom"), Telenor, Capital International Global Emerging Markets Private Equity Fund, L.P., a limited partnership organized under the laws of the State of Delaware ("CIPEF"), Cavendish and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg ("First NIS Fund" and, together with Cavendish, "Barings") entered into a Shareholders Agreement dated as of August 19, 2003 (the "Successor Shareholders Agreement") which is intended to supersede the Shareholders Agreement dated as of September 5, 2002 (the "Prior Shareholders Agreement"), a Standstill Agreement dated as of August 19, 2003 (the "Successor Standstill Agreement") which is intended to supersede the Standstill Agreement dated as of September 5, 2002 (the "Prior Standstill Agreement"), and a Registration Rights Agreement dated as of August 19, 2003 (the "Successor Registration Rights Agreement"), which is intended to supersede the prior registration rights agreements with Golden Telecom entered into by the parties to the Successor Registration Rights Agreement. Each of the Successor Shareholders Agreement, the Successor Standstill Agreement and the Successor Registration Rights Agreement is intended to be effective, and supersede the existing agreements cited above, as of the Telenor Effective Date.

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of RTK, Alfa Telecom, CIPEF and First NIS Fund for information regarding such entities, their respective beneficial ownership of shares of Common Stock and any changes to such respective beneficial ownership of shares of Common Stock. To the best of the Reporting Persons' knowledge, as of August 19, 2003, each of RTK, Alfa Telecom, CIPEF, and First NIS Fund, respectively, may be deemed to beneficially own the following numbers and percentages of shares of Common Stock: RTK - 4,024,067 (14.5%); Alfa Telecom - 10,840,647(39.0%); CIPEF - 2,166,405 (7.8%) and First NIS Fund -
723,906 (2.6%).

     To the best of the Reporting Persons' knowledge, as of August 19, 2003, RTK, Alfa Telecom, CIPEF, First NIS Fund and the LP Funds (through Cavendish as nominee), in the aggregate but not individually, may be deemed to beneficially own 19,600,794 shares of Common Stock (70.5%). Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, CIPEF and First NIS Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof forms a "group" (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 under such Act) with, or is the beneficial owner of any shares of Common Stock beneficially owned by, RTK, Alfa Telecom, CIPEF or First NIS Fund.

(a)(ii) As of the Telenor Effective Date, based on the outstanding shares of Common Stock as of August 19, 2003 as disclosed to the Reporting Persons by Golden Telecom, and assuming no changes occur other than the issuance of shares under the Share Exchange Agreement occur to the aggregate number of shares of Common Stock outstanding, there will be an aggregate of 34,528,031 shares of Common Stock outstanding. As of the Telenor Effective Date, based on the outstanding shares of Common Stock as of August 19, 2003 as disclosed to the Reporting Persons by Golden Telecom, and assuming no changes occur other than the issuance of shares under the Share Exchange Agreement occur to the aggregate number of shares of Common Stock, (i) BVPE 1 will beneficially own 395,343 shares of Common Stock, representing approximately 1.1% of the outstanding shares of Common Stock, (ii) BVPE 2 will beneficially own 643,756 shares of Common Stock, representing approximately 1.9% of the outstanding shares of Common Stock, (iii) BVPE 3 will beneficially own 439,766 shares of Common Stock, representing approximately 1.3% of the outstanding shares of Common Stock, (iv) BVFCI will beneficially owns 12,620 shares Common Stock, representing approximately 0.04% of the outstanding shares of Common Stock and (v) NIS Restructuring will beneficially own 354,284 shares of Common Stock, representing approximately 1.0% of the outstanding shares of Common Stock. The aggregate of 1,845,769 shares beneficially owned by all of the LP Funds will collectively represent approximately 5.3% of the outstanding shares of Common Stock.

     Due to their relationship with the LP Funds (see Item 2), as of the Telenor Effective Date, and assuming no other changes occur to the number of shares of Common Stock beneficially owned by BVF and BVF Managers, BVF and BVF Managers will beneficially own, and Cavendish may be deemed to beneficially own, 1,845,769 shares of Common Stock. As of the Telenor Effective Date, and assuming no other changes occur to the number of shares of Common Stock beneficially owned by the LP Funds, BVF and BVF Managers, this would represent approximately 5.3% of the outstanding shares of Common Stock.

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of RTK, Alfa Telecom, Telenor, CIPEF and First NIS Fund for information regarding such entities, their respective beneficial ownership of shares of Common Stock and any changes to such respective beneficial ownership of shares of Common Stock. To the best of the Reporting Persons' knowledge, as of the Telenor Effective Date, and assuming no changes occur, other than the issuance of shares of Common Stock to Telenor on the Telenor Effective Date, (i) to the outstanding number of shares of Common Stock or
(ii) to the shares of Common Stock held by RTK, Alfa Telecom, Telenor, CIPEF or First NIS Fund, each of RTK, Alfa Telecom, Telenor, CIPEF, and First NIS Fund, respectively, may be deemed to beneficially own the following numbers and percentages of shares of Common Stock: RTK - 4,024,067 (11.7%); Alfa Telecom - 10,840,647(31.4%); Telenor - 6,732,966
(19.5%); CIPEF - 2,166,405 (6.3%) and First NIS Fund - 723,906 (2.1%).

     To the best of the Reporting Persons' knowledge, as of the Telenor Effective Date, RTK, Alfa Telecom, Telenor, CIPEF, First NIS Fund and the LP Funds (through Cavendish as nominee), in the aggregate but not individually, may be deemed to beneficially own 26,333,670 shares of Common Stock (76.3%). Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Telenor, CIPEF and First NIS Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof forms a "group" (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 under such Act) with, or is the beneficial owner of any shares of Common Stock beneficially owned by, RTK, Alfa Telecom, Telenor, CIPEF or First NIS Fund.


Except as set forth herein, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto beneficially own any shares of Common Stock.

     (b) The number of shares of Common Stock with respect to which BVPE 1
(i) has sole voting power is 395,343, (ii) shares voting power is zero,
(iii) has sole dispositive power is 395,343 and (iv) shares dispositive power is zero.

     The number of shares of Common Stock with respect to which BVPE 2 (i) has sole voting power is 643,756, (ii) shares voting power is zero, (iii) has sole dispositive power is 643,756 and (iv) shares dispositive power is zero.

     The number of shares of Common Stock with respect to which BVPE 3 (i) has sole voting power is 439,766, (ii) shares voting power is zero, (iii) has sole dispositive power is 439,766 and (iv) shares dispositive power is zero.

     The number of shares of Common Stock with respect to which BVFCI (i) has sole voting power is 12,620, (ii) shares voting power is zero, (iii) has sole dispositive power is 12,620 and (iv) shares dispositive power is zero.

     The number of shares of Common Stock with respect to which NIS Restructuring (i) has sole voting power is 354,284, (ii) shares voting power is zero, (iii) has sole dispositive power is 354,284 and (iv) shares dispositive power is zero.

     BVF, as the general partner of the LP Funds, and BVF Managers, as the general partner of BVF, may be deemed to have sole voting and dispositive power over the aggregate of 1,845,769 shares of Common Stock held by the LP Funds (through Cavendish as nominee). As noted above, Cavendish disclaims beneficial ownership of all shares of Common Stock beneficially owned by the LP Funds, BVF and BVF Managers. Each of the LP Funds disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other LP Funds.

     Under the Prior Shareholders Agreement, and under the Successor Shareholders Agreement, when effective, Cavendish has agreed to take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the Prior Shareholders Agreement and Section 3 of the Successor Shareholders Agreement in accordance with the terms of such provisions. As noted above, each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Telenor, CIPEF and First NIS Fund.

     The Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to share beneficial ownership of 723,906 shares of Common Stock owned of record by First NIS Fund, representing, as of the date hereof, approximately 2.6% of the issued and outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by First NIS Fund and disclaims membership in any "group" with First NIS Fund.


     (c) On December 21, 2001, BVFCI was created and new investors purchased interests in the LP Funds. The LP funds agreed to allocate their participation in Golden Telecom as follows: BVPE1 - 394,998 shares of Common Stock; BVPE2 - 643,195 shares of Common Stock; BVPE3 - 439,383 shares of Common Stock; and BVFCI - 12,609 shares of Common Stock. Cavendish continues to be the nominee of all of the LP Funds with respect to the shares of Common Stock owned by each of the LP Funds.

     The disclosure set forth in Item 6 of this Statement is specifically incorporated by reference into this Item 5 in its entirety. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, none of the persons named in Schedule I hereto beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

     (d) The partners of the LP Funds have the right to receive dividends from, or proceeds from the sale of, all of the shares of Common Stock owned of record by Cavendish, as nominee.

     (e) Not applicable.

ITEM 6.     Contracts, Arrangements, Understandings or Relationships
            --------------------------------------------------------
            With Respect to Securities of the Issuer
            ----------------------------------------

     Item 6 is hereby further amended by adding the following paragraphs (b.1), (c.1) and (d) after existing paragraphs (b) and (c) respectively and deleting existing paragraphs (b) and (c) as of the Telenor Effective Date:

     "(b.1) Successor Standstill Agreement. As disclosed in Item 5 above, Golden Telecom, RTK, Alfa Telecom, Telenor, CIPEF, Cavendish and First NIS Fund have entered into the Successor Standstill Agreement effective as of the Telenor Effective Date, pursuant to which each of them agreed, among other things, not to (i) acquire shares of voting stock of Golden Telecom in excess of specified levels (subject to certain exceptions) or (ii) engage in proxy contests in respect of shares of voting stock of Golden Telecom, in each case for a period of eighteen months following the date of the Successor Standstill Agreement. The Successor Standstill Agreement expires upon the occurrence of any of the following: (i) the mutual agreement of the parties thereto, (ii) the voluntary or involuntary filing of a petition in bankruptcy by or against Golden Telecom, (iii) an event of insolvency affecting Golden Telecom, or the appointment of a receiver for Golden Telecom, (iv) the date on which any person owns, individually or collectively with its affiliates, 50% or more of the Golden Telecom voting stock, or (v) the date eighteen months following the effectiveness of the Successor Standstill Agreement. Any party to the Successor Standstill Agreement who, together with its affiliates, having once attained ownership of at least 3% or more of the Golden Telecom voting stock, thereafter ceases to own, together with its affiliates, at least 3% of the Golden Telecom voting stock, shall cease to be a party thereto and shall cease to have any rights or obligations thereunder. A copy of the Successor Standstill Agreement, which is intended to supersede the Prior Standstill Agreement as of the Telenor Effective Date, is included as Exhibit 99.18 to this statement and qualifies the disclosure set forth herein in its entirety.

     (c.1) Successor Shareholders Agreement. Golden Telecom, RTK, Alfa Telecom, Telenor, CIPEF, Cavendish and First NIS Fund have entered into the Successor Shareholders Agreement effective as of the Telenor Effective Date. The Successor Shareholders Agreement provides for certain tag-along rights exercisable by CIPEF, RTK and Barings in the event that Alfa Telecom proposes to transfer shares to a third party who will own, directly or indirectly, not less than one-third of Golden Telecom's Common Stock or capital stock (as adjusted for capital changes) immediately after such transfer. Upon the exercise by CIPEF, RTK or Barings of such right, the exercising party may sell to the third party its pro rata portion of the shares covered by the third party offer.

     The Successor Shareholders Agreement also provides each of Alfa Telecom and Telenor (i) the right to participate on a pro rata basis in a transfer of Golden Telecom shares when either party receives a bona fide offer for Golden Telecom shares and (ii) the right to participate on an equal basis in an offer to purchase the Golden Telecom shares held by Barings or CIPEF. The Successor Shareholders Agreement also provides Alfa Telecom, Telenor and RTK with a right of first offer in the event that a significant shareholder proposes to transfer any Golden Telecom shares to another person. In addition, the Successor Shareholders Agreement grants to each of RTK, Alfa Telecom, Telenor, CIPEF, Cavendish and First NIS Fund a limited pre-emptive right to acquire its pro rata share of new securities (on a fully diluted basis) issued by Golden Telecom from time to time during the term of the Successor Shareholders Agreement.

     In addition, the Successor Shareholders Agreement provides for the nomination and removal of directors of Golden Telecom for two years after its effective date. Subject to certain conditions, Alfa Telecom generally has the right to designate three directors and Telenor has the right to designate two directors. CIPEF and Barings each has the right to designate one director, both of whom shall be independent. RTK has the right to designate two directors, one of whom shall be independent. One independent director (who shall also be a financial expert in the event that no other director is a financial expert) shall be designated by the Board of Directors of Golden Telecom. If RTK owns less than 10% but more than 3% of the issued and outstanding Golden Telecom voting stock, the number of directors designated by RTK will be reduced to one. If RTK owns less than 3% of the issued and outstanding Golden Telecom voting stock, the number of directors designated by RTK will be reduced to zero. If CIPEF or Barings own less than 3% of the issued and outstanding Golden Telecom voting stock, the number of directors designated by CIPEF or Barings, as the case may be, will be reduced to zero. The Successor Shareholders Agreement also provides for a reduction in the number of directors to be designated by a shareholder, including Alfa Telecom and Telenor, upon other specified reductions in its ownership threshold levels relating to the issued and outstanding Golden Telecom voting stock. Golden Telecom and each of RTK, Alfa Telecom, Telenor, Barings and CIPEF have agreed that so long as the agreement set forth in Section 3 of the Successor Shareholders Agreement remains in effect, each of them will take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the Successor Shareholders Agreement in accordance with the terms of such provision.

     The Successor Shareholders Agreement also contains procedures relating to the approval of special transactions which involve, directly or indirectly, a value exceeding 5% of the total consolidated assets of Golden Telecom and its subsidiaries and include provisions relating to the proposal of special transactions by directors as well as the retention in certain cases of an independent special consultant to review the special transaction. Furthermore, the Successor Shareholders Agreement restricts business combinations with Golden Telecom by the parties thereto without the prior approval of the Board of Directors of Golden Telecom (including approval by a majority of the disinterested directors as defined therein).

     In addition, the Successor Shareholders Agreement prohibits any party thereto from acquiring beneficial ownership of any shares of Golden Telecom voting stock if after such acquisition such shareholder would beneficially own in aggregate 50% or more of the Golden Telecom voting stock, unless such acquisition is made pursuant to a tender offer. Any person who acquires 10% or more of the Golden Telecom voting stock from a party to the Successor Shareholders Agreement is required to execute an endorsement and be bound by this tender offer requirement.

     A copy of the Successor Shareholders Agreement, which is intended to supersede the Prior Shareholders Agreement as of the Telenor Effective Date, is included as Exhibit 99.17 to this statement and qualifies the disclosure set forth herein in its entirety.

     (d) Successor Registration Rights Agreement. Golden Telecom, RTK, Alfa Telecom, Telenor, CIPEF, Cavendish and First NIS Fund have entered into the Successor Registration Rights Agreement effective as of the Telenor Effective Date. The Successor Registration Rights Agreement provides the parties thereto with the right to request that Golden Telecom effect a registration under the U.S. Securities Act of 1933, as amended, with respect to all or a part of the shares of Common Stock held by the parties thereto on the effective date of the agreement as well as certain additional shares acquired thereafter, provided, however, that at least 500,000 shares of Common Stock are requested to be registered by such shareholder or shareholders. The Successor Registration Rights Agreement also allows the other parties thereto to have all or part of the shares of Common Stock held by them on the effective date of the Successor Registration Rights Agreement (as well as certain additional shares acquired thereafter) included in the registration. Alfa Telecom, RTK and Telenor are each entitled to two demand registration requests and Barings and CIPEF are each entitled to one demand registration request. A copy of the Successor Registration Rights Agreement, which is intended to supersede the prior registration rights agreements between Golden Telecom and Alfa Telecom, RTK, CIPEF, Cavendish and First NIS Fund, is included as Exhibit
99.19 to this statement and qualifies the disclosure set forth herein in its entirety."


ITEM 7.     Material to Be Filed as Exhibits
            --------------------------------

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.17         Successor Shareholders Agreement, dated as of August 19,
                      2003

Exhibit 99.18         Successor Standstill Agreement, dated as of August 19,
                      2003

Exhibit 99.19         Successor Registration Rights Agreement, dated as of
                      August 19, 2003

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 21, 2003

                                 CAVENDISH NOMINEES LIMITED


                                 By: /s/ Connie A E Helyar
                                    -----------------------------------
                                 Name:  Connie A E Helyar
                                 Title: Director

                                 BARING VOSTOK FUND MANAGERS LIMITED
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK FUND (GP) LP
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK PRIVATE EQUITY FUND LP 1


                                 By: /s/ Connie A E Helyar
                                    -----------------------------------
                                 Name:  Connie A E Helyar
                                 Title: Director

                                 BARING VOSTOK FUND MANAGERS LIMITED
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK FUND (GP) LP
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK PRIVATE EQUITY FUND LP 2


                                 By: /s/ Connie A E Helyar
                                    -----------------------------------
                                 Name:  Connie A E Helyar
                                 Title: Director

                                 BARING VOSTOK FUND MANAGERS LIMITED
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK FUND (GP) LP
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK PRIVATE EQUITY FUND LP 3


                                 By: /s/ Connie A E Helyar
                                    -----------------------------------
                                 Name:  Connie A E Helyar
                                 Title: Director

                                 BARING VOSTOK FUND MANAGERS LIMITED
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK FUND (GP) LP
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK FUND CO-INVESTMENT LP

                                 By: /s/ Connie A E Helyar
                                    -----------------------------------
                                 Name:  Connie A E Helyar
                                 Title: Director


                                 BARING VOSTOK FUND MANAGERS LIMITED
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK FUND (GP) LP
                                 AS GENERAL PARTNER OF
                                 NIS RESTRUCTURING FACILITY LP

                                 By: /s/ Connie A E Helyar
                                    -----------------------------------
                                 Name:  Connie A E Helyar
                                 Title: Director

                                 BARING VOSTOK FUND MANAGERS LIMITED
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK FUND (GP) LP


                                 By: /s/ Connie A E Helyar
                                    -----------------------------------
                                 Name:  Connie A E Helyar
                                 Title: Director

                                 BARING VOSTOK FUND MANAGERS LIMITED


                                 By: /s/ Connie A E Helyar
                                    -----------------------------------
                                 Name:  Connie A E Helyar
                                 Title: Director

EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION

99.1 Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and First NIS Regional Fund SICAV.****

99.2 Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and Baring Vostok Private Equity Fund LP.***

99.3 Share Purchase Agreement, dated April 2, 2001, among Global TeleSystems, Inc., Alfa Bank Holdings Limited, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV.**

99.4 Stock Option Agreement, dated as of May 11, 2001, among Cavendish Nominees Limited, First NIS Regional Fund SICAV and Global TeleSystems, Inc.***

99.5         Standstill Agreement, dated as of March 31, 2001.*

99.6         Amendment and Assignment Agreement, dated as of May 11, 2001.***

99.7         Shareholders Agreement dated as of May 11, 2001.*****

99.8         Agreement among Reporting Persons in respect of Schedule 13D
             Filing.***

99.9 Purchaser Designation and Stock Exercise Notice, dated as of July 10, 2001 from Cavendish Nominees Limited and First NIS Regional Fund SICAV to Global TeleSystems Europe Holdings B.V.******

99.10 Share Purchase Agreement dated October 16, 2001 by and between Global TeleSystems Europe Holdings B.V. and Cavendish Nominees Limited. ******

99.11 Share Purchase Agreement dated October 25, 2001 by and between Jeff L. Howley and Cavendish Nominees Limited. ******

99.12 Share Purchase Agreement dated October 25, 2001 by and between Stewart Reich and Cavendish Nominees Limited. ******

99.13 Share Purchase Agreement dated October 25, 2001 by and between Darrell Lauterbach and Cavendish Nominees Limited. ******

99.14        Shareholders Agreement, dated as of September 5, 2002*******

99.15        Standstill Agreement, dated as of September 5, 2002*******

99.16 Agreement among Reporting Persons in respect of Schedule 13D Filing, dated as of September 11, 2002*******

99.17        Shareholders Agreement, dated as of August 19, 2003********

99.18        Standstill Agreement, dated as of August 19, 2003********

99.19        Registration Rights Agreement, dated as of August 19, 2003********



* Incorporated by reference to the Schedule 13D/A of Capital International Global Emerging Markets Private Equity Fund, L.P., Capital International Investments, LLC, Capital International, Inc. and Capital Group International, Inc. dated April 12, 2001.

**        Incorporated by reference to the Schedule 13D of Global
          TeleSystems, Inc. dated April 5, 2001.

*** Incorporated by reference to the Schedule 13D of Cavendish Nominees Limited dated May 21, 2001.

**** Incorporated by reference to the Schedule 13D of First NIS Regional Fund SICAV dated May 21, 2001.

***** Incorporated by reference to the Schedule 13D/A of Global TeleSystems, Inc. and others dated May 21, 2001.

****** Incorporated by reference to the Schedule 13D/A of Cavendish Nominees Limited dated November 9, 2001

******* Incorporated by reference to the Schedule 13D/A of Cavendish Nominees Limited dated September 12, 2002

********  Filed herewith.


                                                 SCHEDULE I
                                    DIRECTORS AND EXECUTIVE OFFICERS OF
                                              ING GROEP NV AND
                                    BARING VOSTOK FUND MANAGERS LIMITED

               The name, present principal occupation or employment, the business address and citizenship for each director and executive officer of ING Groep NV ("Parent"), Baring Vostok Fund Managers Limited
("BVF Managers") and Cavendish Nominees Limited is set forth below.

                              Present Principal Occupation
                              ----------------------------
     Name and Business               or Employment              Business Address       Citizenship
     -----------------               -------------              ----------------       -----------
Parent
------
Cornelis Maas                 Chief Financial Officer        Soestdijkswewg Noord          The
                                                             426, 3723HM Bilthoven     Netherlands
                                                             Holland


Ewald Kist                    Executive Committee Chairman   Klattewag 10, 3597KB's        The
                                                             -6, Gravenhage            Netherlands
                                                             Holland


Jan Marie Lindenburgh         Executive Committee Director   Burgemeester den              The
                                                             Texlaan 42, 2111CB        Netherlands
                                                             Aerdenhout
                                                             Holland

Alexander Hedrik George       Executive Committee Director   Burgemeester den              The
Rinnooy Kan                                                  Texlaan 42, 2111CE        Netherlands
                                                             Aerdenhout
                                                             Holland


Michel Joachim Gerard         Executive Committee            Rue du Moulin 10,1310       Belgium
Alphonse Tilmant              Vice-Chairman                  La Hulpe
                                                             Belgium

Fred Hubbell                  Executive Committee Director   Amstelveenseweg 500            US
                                                             1081 KL Amsterdam
                                                             PO Box 8100
                                                             100 AV Amsterdam
                                                             The Netherlands

BVF Managers

Mike Calvey                   Managing Partner               c/o Baring Vostok              US
                                                             Capital Partners
                                                             Limited
                                                             10 Uspenski Pereulok
                                                             5th Floor
                                                             Moscow 103006
                                                             Russia

Connie Helyar                 Managing Director of           13-15 Victoria Road         English
                              International Private Equity   St. Peter Port
                              Services Limited               Guernsey Channel
                                                             Islands
                                                             GY1 3ZD


David Huckfield               Senior Partner of Baring       33 Cavendish Square         English
                              Private Equity Partners        London England
                              Limited Operations             W1M OBQ

Paul Roberts                  Finance Director/Chief         c/o Baring Vostok              US
                              Operations Officer             Capital Partners
                                                             Limited
                                                             10 Uspenski Pereulok
                                                             5th Floor
                                                             Moscow 103006
                                                             Russia



Cavendish Nominees Limited
--------------------------

Peter Gillson                 Director of International      13-15 Victoria Road        French and
                              Private Equity Services        St. Peter Port              English
                              Limited                        Guernsey Channel
                                                             Islands
                                                             GY1 3ZD





Connie Helyar                 Managing Director of           13-15 Victoria Road         English
                              International Private Equity   St. Peter Port
                              Services Limited               Guernsey Channel
                                                             Islands
                                                             GY1 3ZD





David Stuart Huckfield        Senior Partner of Baring       33 Cavendish Square         English
                              Private Equity Partners        London England
                              Limited Operations             W1M OBQ
